UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65282 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/23  AND ENDING  12/31/23
MM/DD/YY         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  Northwest Investment Advisors Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 South Washington, Suite 210
(No. and Street)

| Spokane | Washington | 99201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Sean Grubb | 509-252-4140 | sgrubb@nwiainvest.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Schoedel & Schoedel CPA's PLLC
(Name – if individual, state last, first, and middle name)

| 422 W. Riverside Dr. Suite 1420 | Spokane | Washington | 99201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2009 | 3793 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sean Grubb _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
President

Tracy Bridgens
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**NORTHWEST INVESTMENT ADVISORS, INC**

**REPORTS PURSUANT TO RULES 17a-5(d)**

**YEAR ENDED DECEMBER 31, 2023**



DARCY A. SKJOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington corporation, as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Northwest Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying

accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Schoedel & Schoedel CPAs PLLC*

We have served as Northwest Investment Advisors, Inc.'s auditor since 2007.
Spokane, Washington
February 6, 2024

**NORTHWEST INVESTMENT ADVISORS, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2023**

<u>**ASSETS**</u>

| | | |
|---|---|---:|
| Cash | $ | 154,628 |
| Commissions receivable | | 7,659 |
| Deposit with clearing agent | | 15,138 |
| Central registration depository account | | 69 |
| Right of use asset | | 38,476 |
| Property and equipment, net | | 1,462 |
| ***Total assets*** | **$** | **217,432** |

<u>**LIABILITIES AND STOCKHOLDER'S EQUITY**</u>

**LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 6,960 |
| Lease liability - roua | | 38,554 |
| | | 45,514 |

**STOCKHOLDER'S EQUITY**

| | | |
|---|---|---:|
| Additional Paid in Capital | $ | 268,625 |
| Common stock, no par value | | 15,583 |
| Retained earnings | | (112,290) |
| ***Total stockholder's equity*** | | 171,918 |
| ***Total liabilities and stockholder's equity*** | **$** | **217,432** |

The accompanying notes are an integral part of this statement.

# NORTHWEST INVESTMENT ADVISORS, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2023

**REVENUES:**

| | | |
|---|---|---:|
| Commissions | $ | 438,183 |
| Insurance agency revenue | | 60,210 |
| Advisory fees | | 148,813 |
| Other revenue | | 742 |
| ***Total revenues*** | | 647,948 |

**EXPENSES:**

| | |
|---|---:|
| Advertising | 8,285 |
| Bank service & interest charges | 630 |
| Clearing charge | 23,590 |
| Commission | 417,085 |
| Depreciation | 448 |
| Insurance | 7,606 |
| Interest Expense | 1,622 |
| Licenses, fees, dues and subscriptions | 24,054 |
| Office expense | 5,531 |
| Payroll | 86,790 |
| Professional fees | 50,260 |
| Rent | 18,998 |
| Repairs | 428 |
| Taxes | 4,019 |
| Travel and entertainment | 2,790 |
| Utilities | 9,426 |
| ***Total expenses*** | 661,562 |

**NET LOSS** — **(13,614)**

The accompanying notes are an integral part of this statement.

# NORTHWEST INVESTMENT ADVISORS, INC.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2023

| | |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net loss | $ (13,614) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) in deposit with clearing agent | (78) |
| (Increase) in central registration depository account | (14) |
| (Increase) in commissions receivable | (2,277) |
| Decrease in prepaid expenses | 647 |
| Increase in accumulated depreciation | 448 |
| Decrease in right of use asset | 19,238 |
| (Decrease) in accounts payable and accrued expenses | (6,917) |
| | |
| *Net cash from operating activities* | (2,567) |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Decrease in right of use liability | (19,162) |
| | |
| **NET DECREASE IN CASH** | (21,729) |
| | |
| **CASH,** at beginning of year | 176,357 |
| | |
| **CASH,** at end of year | $  154,628 |

The accompanying notes are an integral part of this statement.

# NORTHWEST INVESTMENT ADVISORS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2023

| | Common Stock Shares | Amount | Additional Paid In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **BALANCES,** December 31, 2022 | 33,333 | $15,583 | $268,625 | $ (98,676) | $ 185,532 |
| Net loss | | | | (13,614) | (13,614) |
| **BALANCES,** December 31, 2023 | **33,333** | **$15,583** | **$268,625** | **$(112,290)** | **$ 171,918** |

The accompanying notes are an integral part of this statement.

## NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

**Basis of Presentation**
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

**Cash Equivalents**
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

**Commissions Receivable**
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All commissions receivable are current and less than ninety days. No commissions receivable are collateralized.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Property and Equipment**
Property and equipment are stated at cost and is depreciated by accelerated methods over the estimated useful lives of the various assets.  Management estimates the useful lives of the following assets to be:

| | |
|---|---|
| Office equipment and furnishings | 5-7 years |
| Software | 3-5 years |

**Fair Value of Financial Instruments**
Cash and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

**Commission Revenue and Related Clearing Expenses**
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Advertising**
Advertising costs are expensed as incurred. During the year ended December 31, 2023, advertising costs totaled $8,285, respectively.

**Compensated Absences**
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. Any paid time off not used by year end does not carry forward, and as such, there is no accrual at year end.

**Federal Income Taxes**
NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code.  Under those provisions, NWIA does not pay federal corporate taxes on its taxable income.  Instead, corporate taxable income is taxed directly to its shareholder.  As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions.  As of the date the financial statements were issued, there were no audits or examinations in progress.  With few exceptions, as of December 31, 2023, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2020.

## NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Mutual fund and broker commissions are generated when the Company buys and sells securities on behalf of its customers and clients. These commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risks and awards of ownership are transferred to or from the customer and client.

Investment advisor fees are provided on a daily basis. These advisor fees are based on an agreed upon percentage applied to the customers assets under management. The performance obligation for providing the advisor services are satisfied at the time that the service is provided to the customer. Such fees are received on a quarterly basis and are recognized as revenue at that time as the related services are specifically provided in the period, which are distinct from the services provided in other periods.

## NOTE 4 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. As of December 31, 2023, the Firm had a balance of $69.

## NOTE 5 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized. Total commissions as of December 31, 2023 were $7,659, respectively.

## NOTE 6 – RISKS AND UNCERTAINITIES

As of the audit report date, the U.S. Federal Deposit Insurance Corporation (FDIC) provides full coverage up to $250,000 per depositor per ownership category on deposit accounts at FDIC-insured institutions. As of December 31, 2023, the Company had no uninsured deposits held at corresponding financial institutions.

## NOTE 7 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with StoneX Financial Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

## NOTE 8 – PROPERTY AND EQUIPMENT

As of December 31, 2023, property and equipment was summarized as follows:

|  | 2023 |
|---|---|
| Office equipment and furniture | $ 20,562 |
| Software | 11,355 |
|  | 31,917 |
| Less: Accumulated depreciation | (30,455) |
|  | $1,462 |

For the year ended December 31, 2023, depreciation expense totaled $448.

## NOTE 9 – COMMON STOCK

As of December 31, 2023, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

## NOTE 10 – LEASES

NWIA leases office space through December 2025 under a non-cancelable lease agreement. This lease agreement represents a right of use asset of $38,476 and a corresponding liability of $38,554 on the statement of financial condition. The recognition of the right of use asset and liability was as of January 1, 2021 and is based on the present value of the future lease payments through December 31, 2025, when the lease will expire. The discount rate used in the present value of the future lease payments is estimated to be 3.25%. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement, monthly rental rates are as follows:

| January 1, 2024 through December 31, 2024 | 1,784 |
|---|---|
| January 1, 2025 through December 31, 2025 | 1,873 |

**NOTE 10 – LEASES (continued)**

For the year ended December 31, 2023, rental payments for this office space totaled $20,198, which included base rent plus storage.

Future minimum rental payments under the lease agreement for the years ending December 31, 2024 through 2025 are as follows:

| | |
|---|---|
| 2024 | 21,408 |
| 2025 | 22,476 |

In August 2020, NWIA entered into sublease agreements of office space on a month-to-month basis.  The sublease agreement is accounted for as a reduction of rental expense.  For the year ended December 31, 2023, sublease proceeds totaled $1,200.

**NOTE 11 – NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions.  At December 31, 2023, NWIA had net capital and net capital requirements of $170,387 and $5,000, respectively.  NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.04 to 1.  According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

**NOTE 12 – SUBSEQUENT EVENTS**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

**SUPPLEMENTARY INFORMATION**


**SCHEDULE I**

**NORTHWEST INVESTMENT ADVISORS, INC.**

**COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934**

**DECEMBER 31, 2023**


**CREDIT:**

| | | |
|---|---:|---:|
| Total stockholder's equity | $ | 171,918 |

**DEBITS:**

Nonallowable assets:

| | |
|---|---:|
| Prepaid assets - CRD account & expenses | 69 |
| Property and equipment, net | 1,462 |
| ***Total debits*** | 1,531 |

**NET CAPITAL** 170,387

Minimum requirement of 6-2/3% of aggregate indebtedness of
$7,038 or $5,000, whichever is greater      5,000

| | | |
|---|---:|---:|
| ***Excess net capital*** | **$** | **165,387** |

**AGGREGATE INDEBTEDNESS:**

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | | 6,960 |
| Lease liability - roua | | 78 |
| ***Aggregate indebtedness*** | **$** | **7,038** |

**RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL**      **0.04 to 1**

**NOTE:** There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2023.


See Report of Independent Registered Public Accounting Firm.




DARCY A. SKJOTHAUG, C.P.A.

SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH 509•747•2158
FAX 509•458•2723
www.schoedel.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
## ON THE EXEMPTION REPORT

Board of Directors of
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Northwest Investment Advisors, Inc. (NWIA) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

NWIA is also filing this Exemption Report because NWIA's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to NWIA. In addition, NWIA did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to NWIA; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and NWIA's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Schoedel & Schoedel CPAs PLLC*

Spokane, Washington
February 6, 2024

**NORTHWEST INVESTMENT ADVISORS, INC.**

**EXEMPTION REPORT**
**REQUIREMENT FOR BROKER/DEALERS UNDER**
**RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

**DECEMBER 31, 2023**

Northwest Investment Advisors, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)     The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

(2)     The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3)     The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company: and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to, the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____
Signature

**President**_____
Title

See Report of Independent Registered Public Accounting Firm on Exemption Report.